[redacted]

04002488

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

FEB 27 2004

803

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bristol Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street 15th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan P. Donenfeld (212)-572-6306
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufmann, Gallucci & Grumer LLP
(Name – *if individual, state last, first, middle name*)

One Battery Park Plaza (Address) New York (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan P. Donenfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bristol Investment Group, Inc, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

OPAL HENDERSON
Notary Public, State of New York
No. 01HE5039676
Qualified in Bronx County
Commission Expires Feb. 21, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bristol Investment Group, Inc.

Statement of Financial Condition
and Independent Auditor's Report

December 31, 2003

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent auditor's report

The Shareholder
Bristol Investment Group, Inc.
New York, New York

We have audited the statement of financial condition of Bristol Investment Group, Inc., as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on my audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that my audit provides a reasonable basis for my opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bristol Investment Group, Inc., as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 23, 2004

Kaufmann Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

Bristol Investment Group, Inc.

Statement of financial condition

December 31, 2003

Assets

Cash and cash equivalents	$20,735
Other assets	7,908
Deposit	3,600
Due from shareholder	34,698
Fixed assets, net of accumulated depreciation of $12,115	3,579
Total assets	$70,520

Liabilities and Shareholder's Equity

Liabilities	
Notes payable	$10,642
Accounts payable	1,846
Taxes payable	450
Total liabilities	12,938
Shareholder's equity	57,582
Total liabilities and shareholder's equity	$70,520

The accompanying notes are an integral part
of this statement of financial condition.

Bristol Investment Group, Inc.

Notes to the statement of financial condition

December 31, 2003

Note 1. Organization and net capital

Bristol Investment Group, Inc. (the "Company") was incorporated in the state of New York. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company is a member of the National Association of Securities Dealers, Inc.

The Company acts as agent in the private placements of securities and provides consulting services. During the year ended December 31, 2003, two customers comprised approximately 76% of the Company's fee income.

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires that the Company maintain minimum net capital, as defined, of $5,000 or one-fifteenth of aggregate indebtedness, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2003, the Company's net capital exceeded this requirement by approximately $2,700.

Note 2. Significant accounting policies

Private placement fees and consulting fees are recorded at the time the private placement or service is completed.

Computer equipment is stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets.

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Related party transactions

During 2003 the Company approximately 63% of fees was received from an affiliated Company.

At December 31, 2003, the Shareholder was indebted to the Company for the sum of $34,698.

Note 3. Related party transactions (continued):

Subsequent to December 31, 2003, the Shareholder advanced the sum of $40,000 to the Company.

The Company is dependent on the shareholder for continuing financial support. The shareholder has indicated his intent to continue funding the Company through January 1, 2005.

Note 4. Commitments

The Company also has an office service agreement (the "Agreement") whereby it leases office space, administrative services and telephone equipment. This Agreement has a base monthly charge of approximately $3,600. The agreement may be canceled by either party upon two months notification.

Note 5. Loan payable

The Company has borrowed money under a line of credit at its commercial bank. At December 31, 2003, the outstanding balance was $10,642. The terms of the loan require monthly minimum payments of interest and principal of approximately 3% of the prior month's outstanding balance. The rate of interest at December 31, 2003, is 10% per annum.

Note 6. Income taxes

The Company files its tax returns on a cash basis. A summary of the Company's net operating losses for federal income tax purposes is the following:

Amount	Expiring
$23,000	2020
57,000	2021
180,000	2022
75,000	2023

A 100% valuation allowance of approximately $74,000 has been established to reserve for the deferred tax asset arising from the net operating loss since there is no assurance that the benefit will be realized in the future.

Note 7. Shareholder's equity

Stockholders' equity consists of one class of common stock at no par value. The number of shares authorized is 200. The number of shares issued and outstanding is 100.